SCHEDULE 14A INFORMATION

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Federated Premier Municipal Income Fund

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Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Filed by: Federated Premier Municipal Income Fund.

Subject Company: Federated Premier Intermediate Municipal Income Fund.

Subject Company Commission File No. 811-21249 and 333-100898

Date: November 9, 2017

Federated Investors’ Closed-End Municipal Funds Declare Dividends

(PITTSBURGH, Pa., Nov. 9, 2017) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) have declared dividends. The funds seek to provide investors with current dividend income that is exempt from regular federal income tax. In addition, these funds feature income exempt from the federal alternative minimum tax (AMT).

The Boards of Trustees of FPT and FMN, upon the recommendation of the funds’ investment advisor, Federated Investment Management Company, previously approved the reorganization of FPT with and into FMN. If approved by shareholders at the joint annual meeting of shareholders on Nov. 14, 2017, the reorganization is expected to occur on Nov. 17, 2017 (“reorganization date”) and the dividend announced today may be the last dividend paid by FPT. Due to the shareholder meeting and the anticipated approval of the proposed reorganization, the funds have set record dates and, with respect to FPT, a payable date that is earlier than in prior months.

If the reorganization is approved by shareholders, FPT may make an additional distribution of undistributed ordinary income and/or undistributed capital gain net income earned and anticipated to be earned through close of business on the reorganization date if required for tax reasons. The timing and amount of this and any other distributions, if any, are at the discretion of FPT.

FPT Record Date:	Nov. 17, 2017
FPT Ex-Dividend Date:	Nov. 16, 2017
FPT Payable Date:	Nov. 20, 2017

FMN Record Date:	Nov. 17, 2017
FMN Ex-Dividend Date:	Nov. 16, 2017
FMN Payable Date:	Dec. 1, 2017
Tax-Free Dividends Per Share
	Closed-End Funds	Amount	Change From Previous Month
FMN	Federated Premier Municipal Income Fund	$ 0.0610	$ --
FPT	Federated Premier Intermediate Municipal Income Fund	$ 0.0843	$ 0.0393

Investors who purchase common shares of FMN after November 15, 2017 or obtain FMN common shares in the reorganization will not be entitled to the dividend FMN declared today and will not be eligible to receive a dividend on their FMN shares until FMN declares a dividend after the closing of the reorganization.

Investors can view additional portfolio information in the Products section of FederatedInvestors.com.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $363.7 billion in assets as of Sept. 30, 2017. With 119 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release mentions a reorganization, which, if approved by shareholders, would be conducted pursuant to an agreement and plan of reorganization that is included in a registration statement that has been filed by FMN (the Registration Statement) with and declared effective by the SEC. The joint proxy statement/prospectus included in the Registration Statement has been declared effective by the SEC. The final joint proxy statement/prospectus contains information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint proxy statement/prospectus constitutes neither an offer to sell securities, nor a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read the Registration Statement and joint proxy statement/prospectus as they contain important information about the proposed reorganization. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the reorganization, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

MEDIA: MEDIA:

Ed Costello 412-288-7538 Meghan McAndrew 412-288-8103